January 22, 2009

Sheila Stout

Senior Staff Accounting

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Regions Morgan Keegan Select Funds (File Nos. 033-44737; 811-06511)

Dear Ms. Stout:

I am writing in response to the comments you conveyed during our telephone conversation on December 23, 2008, concerning several filings made with the U. S. Securities and Exchange Commission (the “Commission”) by Regions Morgan Keegan Select Funds (“RMK Funds”). The following actions have been taken on behalf of RMK Funds:

1.	In future filings of Form N-Q, RMK Funds will set forth in a footnote the following amounts based on cost for Federal income tax purposes: (a) aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost, (b) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value, (c) the net unrealized appreciation or depreciation, and (d) the aggregate cost of securities for Federal income tax purposes.

2.	In its Form N-PX, which was filed with the Commission on August 20, 2008, RMK Funds noted that there were “no vote records to report” for Regions Morgan Keegan Select Money Market Fund, Regions Morgan Keegan Select Treasury Money Market Fund, Regions Morgan Keegan Select Limited Maturity Fixed Income Fund, Regions Morgan Keegan Select Fixed Income Fund and Regions Morgan Keegan Select Intermediate Tax Exempt Bond Fund. In future filings of Form N-PX, RMK Funds will ensure that all series and classes are identified on the wrapper to the filing even when there are no vote records to report.

3.	RMK Funds strives to ensure that each fund’s performance is reported as of the most recent fiscal year-end in each annual report or the most recent six-month period end in each semi-annual report; and that each fund’s performance is compared to its benchmark index. On page 14 of RMK Funds’ Annual Report dated November 30, 2007, the Management Discussion of Fund Performance for Regions Morgan Keegan Select Growth Fund discusses the fund’s performance during the fiscal year ended November 30, 2007 compared to the fund’s benchmark, the Standard & Poor’s 500 Index, plus two additional indexes during the same period.

4.	The ending value on the Growth of $10,000 Chart for Class A Shares of Regions Morgan Keegan Select Mid Cap Value Fund is correct as printed on page 30 of RMK Funds’ Annual Report dated November 30, 2007. The beginning value of $9,450 was provided to the financial printer; however, the printed line graph began at the $10,000 mark rather than slightly below it. In future filings of Form N-CSR, RMK Funds will ensure that the starting point on the graphs for Class A Shares begins slightly below the $10,000 mark reflecting deduction of each fund’s sales load on such shares.

5.	RMK Funds strives to address all pertinent factors that affected each fund’s performance during its fiscal year in the Management Discussion of Fund Performance. The Management Discussion of Fund Performance for Regions Morgan Keegan Select Balanced Fund includes a comparison of the fund’s performance to its benchmark indexes; a discussion of the economic sectors; and a discussion of the fund’s holdings that performed well and those that did not perform as expected.

6.	Within the Portfolio of Investments for Regions Morgan Keegan Select Balanced Fund on page 46 of RMK Funds’ Annual Report dated November 30, 2007, there are a money market fund and certificates of deposit which are held as collateral for securities lending, and there is an offsetting liability in Other Assets and Liabilities. Because of the offsetting effect of securities lending, the table on page 41 shows the fund’s diversification based on percent of total investments excluding collateral for securities lending. The fund’s diversification is consistent with the parameters outlined in the fund’s prospectus.

7.	RMK Funds strives to address all pertinent factors that affected each fund’s performance during its fiscal year in the Management Discussion of Fund Performance. The Management Discussion of Fund Performance for Regions Morgan Keegan Select Fixed Income Fund includes a comparison of the fund’s performance to its benchmark index and a discussion of the market conditions that impacted the fund’s performance.

8.	None of the RMK Funds currently owns fair-valued securities. In the event that a fund holds an investment valued at fair value as of the date of a periodic report, then RMK Funds will tick mark that security on the fund’s Portfolio of Investments identifying it as fair-valued. RMK Funds have adopted Financial Accounting Standards Board Statement of Financial Accounting Standard No. 157, Fair Value Measurements for the fiscal year ended November 30, 2008.

9.	RMK Funds strives to address all pertinent factors that affected each fund’s performance during its fiscal year in the Management Discussion of Fund Performance. The Management Discussion of Fund Performance for Regions Morgan Keegan Select Intermediate Tax Exempt Bond Fund includes a comparison of the fund’s performance to its benchmark index and a discussion of the market conditions that impacted the fund’s performance.

10.	Under RMK Funds’ Declaration of Trust, each fund is authorized to issue an unlimited number of shares of beneficial interest. This is disclosed in Note 1 to the Financial Statements. In future filings of Form N-CSR, the funds’ Statements of Assets and Liabilities will include a footnote containing disclosure comparable to that currently appearing in the Notes to the Financial Statements.

11.	We are not aware of any unusual activity that resulted in the higher shareholder turnover for Class I Shares of Regions Morgan Keegan Select Balanced Fund. As of February 28, 2008, as reported the in RMK Funds’ Statement of Additional Information dated April 1, 2008, Lynda F. Creed Revocable Trust owned 52.76% of this share class and Regions Morgan Keegan Trust owned 47.14% for a total of 99.9% of the entire share class.

Thank you for your assistance in this review of RMK Funds’ filings.

In addition to the foregoing responses, RMK Funds acknowledges that:

•	RMK Funds is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	RMK Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (901) 529-5478 if you have any questions regarding the foregoing responses.

Sincerely,

/s/ J. Thompson Weller

J. Thompson Weller
Treasurer/Assistant Secretary